Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

NR 21-11

Alianza Minerals Flow-Through Private Placement is Fully Subscribed

Vancouver, BC, June 9, 2021 - Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza” or the “Company”) is pleased to announce the non-brokered private placement of 10 million Flow-Through Shares of the Company at a price of $0.12 per flow-through share for gross proceeds to the Company of up to $1.2 million (the “Offering”) is fully subscribed and will close shortly.

The net proceeds from the sale of Flow-Through Shares shall be used to increase the size of the Company’s Haldane Silver Project drill program in the Keno Hill District, Yukon. Drilling commenced on the Haldane Silver Project in May, and the third hole is underway targeting the West Fault area, expanding recently discovered high-grade silver mineralization (including 4.48 metres averaging 444 g/t silver, 0.15 g/t gold, 1.5% Pb and 1.3% Zn), very similar to other silver deposits in the Keno Hill area.

The closing of the Offering is expected to occur on or about June 14, 2021 and is subject to receipt of all necessary regulatory approvals including the TSX Venture Exchange (the “TSX-V”).

Jason Weber, P.Geo., President and CEO of Alianza commented, “We are very pleased with the support from our shareholders, giving us the ability to expand the current program in a year where drill availability in the Yukon is very limited.”

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and is actively seeking partners on other projects.

The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit:

www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY’S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.